CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NEWS RELEASE

March 31, 2004

Trading Symbol: TSX-Ven.CDU

FSE.CR5

Cardero Resource Corp. (the “Company”) announces their unaudited financial statements for the 1st quarter ended January 31, 2004.  The complete quarterly report including notes to the financial statements, supplementary information and management discussion and analysis can be viewed on the Company’s web site (www.cardero.com) or via SEDAR.

CARDERO RESOURCE CORP. CONSOLIDATED BALANCE SHEET Unaudited
	January 31, 2004	October 31, 2003
ASSETS
Current Cash and cash equivalents Accounts receivable Prepaid expenses	$ 10,726,938 329,754 74,017	$ 3,752,305 246,434 107,535
	11,130,709	4,106,274
Property and Equipment Investment in and Expenditures on Resource Properties	44,894 6,279,943	19,036 4,752,575
	$ 17,455,546	$ 8,877,885
LIABILITIES
Current Accounts payable and accrued liabilities	$ 283,387	$ 420,061
Shareholder’s Equity
Capital stock Contributed Surplus Deficit	22,093,341 1,640,408 (6,561,590)	13,153,944 740,408 (5,436,528)
	17,172,159	8,457,824
	$ 17,455,546	$ 8,877,885

CARDERO RESOURCE CORP. CONSOLIDATED STATEMENT OF INCOME AND DEFICIT Unaudited
	Three months ended January 31
	2004	2003
EXPENSES
Stock based compensation Promotion and shareholder info Professional fees Listing and stock exchange fees Management fees Office and miscellaneous Salaries Rent Transfer agent fees Depreciation	$ 900,000 112,489 82,715 4,517 24,000 21,675 15,825 7,714 4,331 3,080	$ - 56,529 50,863 3,346 22,000 4,997 - 11,327 8,798 1,370
	1,176,346	159,230
OTHER ITEMS
Interest income	51,284	5,845
NET LOSS FOR THE PERIOD	1,125,061	153,385
DEFICIT, BEGINNING OF PERIOD	5,436,528	3,723,278
DEFICIT, END OF PERIOD	$ 6,561,590	$ 3,876,663
LOSS PER SHARE	$ (0.04)	$ (0.01)

CARDERO RESOURCE CORP. CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION Unaudited
	Three months ended January 31
	2004	2003
OPERATING ACTIVITIES
Net loss for the period Deduct items not involving cash: Depreciation Stock based compensation	$(1,125,062) 3,080 900,000	(153,385) 1,370 -
	(221,982)	(152,015)
Changes in non-cash working capital balances related to operations	(186,476)	(149,295)
Cash (used) by operating activities	(408,458)	(301,310)
FINANCING ACTIVITIES
Proceeds from shares issued Share issue costs	8,648,413 (437,016)	3,389,473 (240,575)
Cash provided by financing activities	8,211,397	3,148,898
INVESTING ACTIVITIES
Resource property expenditures (net of option receipts) Purchase of capital assets	(799,638) (28,938)	(384,196) (4,431)
Cash (used) by investing activities	(828,306)	(388,627)
INCREASE (DECREASE) IN CASH DURING PERIOD	6,974,633	2,458,961
CASH AND TERM DEPOSITS, BEGINNING OF PERIOD	3,752,305	1,063,479
CASH AND TERM DEPOSITS, END OF PERIOD	10,726,938	3,522,440
NON-CASH ITEMS Issue shares for property option Issue share purchase warrants for debt Issue shares for data acquisition	520,000 - 198,000	146,250 250,000 -

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen, President”

For further information contact:

Henk Van Alphen, President

Phone:  (604) 408-7488 / Fax:  (604) 408-7499

Email:   hvanalphen@cardero.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.